Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Augusta Resource
Corporation

Commission File Number: 001-32943

Date: July 18, 2014

Hudbay-Rosemont Integration Intranet Copy — Final Draft

Headline:  Welcome Rosemont

Today marks a major milestone at Hudbay.  We’re officially bringing the Rosemont copper project into our company.

That we’ve come this far is no small part thanks to the hard work and skills of our people in Canada and Peru.

A world-class copper project, Rosemont is an ideal fit with our growth strategy of value creation through exploration, mine development and efficient operations in mining-friendly jurisdictions in the Americas.

About Rosemont

In production, Rosemont is expected to be the third largest copper mine in the U.S.  The project is expected to produce 243 million pounds of copper per year, which could account for as much as 10 per cent of U.S. copper output.  In addition to copper, Rosemont is expected to yield significant amounts of silver and molybdenum over its more than 20 year mine life.

Located in a historic mining district, the Rosemont property is approximately 50 kilometres southeast of Tucson, Arizona near a number of large producing copper mines.  The site is easily accessible via highway. It is also located less than 10 to 15 kilometres from a major transmission line as well as the main rail lines connecting to major ocean ports.  It is of similar scale to Constancia and presents an opportunity to leverage Hudbay’s core competencies as mine builders with the engineering and financial capacity to deploy following our development of Lalor and Constancia.

Permitting and Construction

Permitting today is a rigorous process.  Hudbay is experienced in permitting and supportive of this thoroughness.  The end result is a mine that benefits everyone.

At Rosemont so far there have been 19 hearings relating to permitting and more than 42,000 comments have been received.  Ten permits have been issued, including the Certificate of Environmental Compatibility, Aquifer Protection Permit and Air Quality Control Permit.  Rosemont is now advancing through the final permitting stages required to move to construction.  The last two permits awaiting approval are the U.S. Forest Service’s Record of Decision and the Clean Water Act Section 404 Permit. Hudbay knows it takes time to get a new mine right and will work with the regulatory agencies involved to support their timelines.

The Future

While the permitting process advances, Hudbay plans to complete the detailed engineering and update the feasibility study in the hope of bringing Rosemont to a construction decision in 2016.

Rosemont complements and adds to our existing strengths.  We set out a growth plan and are delivering against it, in Manitoba and soon in Peru.  Add up our mines and projects and Hudbay is positioned to be the “go-to” copper growth stock. Over our nearly 90-year history, Hudbay’s proven time and again we are among the best mine builders in the business.  We’re proving it again this year, with Reed, Lalor and Constancia.  Rosemont is our next achievement.

The full details of the offer by Hudbay to purchase all of the issued and outstanding common shares of Augusta (the “Offer”) have been set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Concurrently, Hudbay has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This transcript is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-877-659-1818 or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.